Exhibit 21

                  HEALTHSOUTH TO ACQUIRE SUTTER SURGERY CENTERS

BIRMINGHAM,  Ala. ...  HEALTHSOUTH  Corporation  (NYSE:  HRC) and Sutter Surgery
Centers, Inc., based in Sacramento, Calif., announced today they have signed a definitive agreement under which HEALTHSOUTH will acquire Sutter Surgery Centers.

         HEALTHSOUTH currently operates 43 outpatient surgery centers and is the nation's largest provider of outpatient and rehabilitative healthcare services, with more than 500 locations in 38 states. Sutter Surgery Centers is one of the largest independent operators of outpatient surgery centers in the US, with 12 surgery centers located throughout California, Utah and Arizona.

         Under the terms of the agreement, all shares of common stock of Sutter Surgery Centers will be exchanged for shares of HEALTHSOUTH common stock pursuant to an exchange ratio that will yield an approximate value of $38.0 million to the shareholders of Sutter Surgery Centers. The transaction will be a tax-free event to the shareholders of each company, will be accounted for as a pooling of interests, and is expected to be accretive to earnings.

         Richard M. Scrushy, HEALTHSOUTH's Chairman of the Board and Chief Executive Officer, said, "We are excited about the opportunity to increase our presence in the outpatient surgery area. This transaction allows HEALTHSOUTH to continue implementing our Integrated Service Model, which combines outpatient surgical centers with both inpatient and outpatient rehabilitation facilities and offers both patients and payors the benefits that only such an integrated system can provide. We are confident that these facilities will be an important component in our network going forward, and we look forward to working with them."

         This transaction marks HEALTHSOUTH's second surgery center company acquisition, bringing the total number of such facilities open or under development to more than 55. In June, HEALTHSOUTH completed the acquisition of Surgical Health Corporation, an Atlanta-based operator of 36 outpatient surgery centers located in 11 states. At the time of the acquisition, Surgical Health Corporation was the nation's second largest independent operator of outpatient surgery centers.

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     For more information, contact Richard M. Scrushy, Chairman & CEO; Aaron
  Beam, Jr., Executive Vice President & CFO; or Michael D. Martin, Senior Vice
                    President & Treasurer at 205 967 7116